Absolute Software Bolsters Secure Endpoint Portfolio with New Resilience and Intelligence Capabilities

Innovations include enhanced end user communication, expanded catalog of resilient applications, and deeper insights to optimize software investments

VANCOUVER, British Columbia and SAN JOSE, Calif. — August 18, 2022 — Absolute Software™ (NASDAQ: ABST) (TSX: ABST), the only provider of self-healing, intelligent security solutions, today announced new innovations to its Secure Endpoint portfolio, re-enforcing the company’s commitment to empowering customers to strengthen resiliency in today’s work-from-anywhere world. These include end user messaging enhancements, an expanded catalog of resilient applications, and access to deeper insights needed to optimize existing Web application investments.

As cyber threats continue to escalate, some experts predict that organizations will face a new ransomware attack every two seconds by 2031. Additional data reveals that 97% of surveyed IT professionals believe that remote workers are exposed to at least some added risk – and in turn, that distributed or hybrid working expands their potential attack surface.

To enable IT and security teams to navigate these challenges, new capabilities available to Secure Endpoint customers include:
Enhanced End User Messaging: IT and security teams can leverage Absolute’s undeletable firmware-embedded connection to all endpoints and send secure, on-device end user communication – even if other tools, such as email, have been disabled by a malicious actor or if a user’s device has been compromised. Additionally, users can receive detailed instructions on how to avoid their machine being impacted or how to quarantine an infected device to limit the spread.
Broadened Intelligence: Absolute’s latest product release includes a newly available Web Subscriptions Report - enabling enterprise and education IT teams to accurately measure the return on Web tool investments. The consolidated report provides a ‘single pane of glass’ view into how web applications are being used by employees and students, enabling them to make more informed budgetary decisions related to license renewal or optimization for the upcoming year.
Expanded Application Persistence Catalog: As part of this release, Absolute has increased the total number of titles available to its Resilience customers to 60; recent additions include BlackBerry CylancePROTECT and Ivanti Neurons for Unified Endpoint Management.

“With hybrid work environments here to stay, it is imperative to have solutions that can both strengthen overall security posture and provide a better end user experience,” said John Herrema, EVP of Product and Strategy at Absolute Software. “This latest product release equips IT and security teams with a reliable, two-way communication channel to reach employees – beyond email and other productivity applications, which are a prime target for malicious actors. Additionally, it enables them to automatically remediate critical applications when they are disabled or stop working effectively, as well as ensure their Web tool investments are being fully utilized and generating maximum ROI.”

To learn more about Absolute’s latest product release, including additional detail about what features are available to Control or Resilience tier customers, visit here.

About Absolute Software
Absolute Software (NASDAQ: ABST) (TSX: ABST) is the only provider of self-healing, intelligent security solutions. Embedded in more than half a billion devices, Absolute is the only platform offering a permanent digital connection that intelligently and dynamically applies visibility, control and self-healing capabilities to endpoints, applications, and network connections - helping customers to strengthen cyber resilience against the escalating threat of ransomware and malicious attacks. Trusted by more than 17,000 customers, G2 recognized Absolute as a leader for the tenth consecutive quarter in the Summer 20022 Grid® Report for Endpoint Management and as a high performer in the G2 Grid Report for Zero Trust Networking.

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For more information, please contact:

Media Relations
Becki Levine
press@absolute.com
858-524-9443

Investor Relations
Joo-Hun Kim
IR@absolute.com
212-868-6760